

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

October 22, 2021

Steven C. McNeal
Vice President and Treasurer
Entergy Texas, Inc.
Entergy Texas Restoration Funding II, LLC
10055 Grogans Mill Road
The Woodlands, Texas 77380

   Re: Entergy Texas, Inc.
     Entergy Texas Restoration Funding II, LLC
     Registration Statement on Form SF-1
     Filed September 3, 2021
     File Nos. 333-259293

Dear Mr. McNeal:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-1

Form of Prospectus

General

1. We note that only the co-registrant, Entergy Texas Restoration Funding II, LLC, has filed this registration statement. Please also have the registrant, Entergy Texas, Inc. file all subsequent amendments to this registration statement.

2. We note that, although you included a table of contents, you did not include page numbers in the form of prospectus or Part II. In your next amendment, please include page numbers throughout.

3. We note your use of the term "prospectus supplement" in the prospectus. Please revise such references to refer to the prospectus.

4. We note that throughout the registration statement you refer to the "series supplement" to the indenture. Please explain to us why a series supplement to the indenture is necessary for the issuance of the securities and file a form of series supplement as an exhibit to your registration statement. Otherwise, please delete the references to the series supplement.

Cautionary Statement Regarding Forward-Looking Statements

5. We note your statement that you undertake no obligation to update or revise any forward-looking statement. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

Part II – Information Not Required in Prospectus

Item 14. Exhibits

6. Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Please contact Arthur Sandel at (202) 551-3262 with any other questions.

> Sincerely,
>
> /s/ Michelle Stasny
>
> Michelle Stasny
> Special Counsel
> Office of Structured Finance

cc: Eric Tashman, Esq., Norton Rose Fulbright US LLP
     Matt Hughey, Esq., Norton Rose Fulbright US LLP